Exhibit 4

*Form for Tallgrass KC Members*

Final Form

This SIDE LETTER AGREEMENT (this “Agreement”), dated as of January 30, 2019 (the “Effective Date”), is entered into by and between Prairie GP Acquiror LLC, a Delaware limited liability company (“GP Acquiror”), and [•], an individual residing in the state of [•] (“Management Member”). The parties to this Agreement are hereby referred to as the “Parties” and each, a “Party.” Capitalized terms used but not defined herein have the meaning assigned to such terms in the Purchase Agreement (as defined below).

RECITALS:

1. On January 30, 2019, GP Acquiror entered into that certain Purchase Agreement (the “Purchase Agreement”), by and among Tallgrass KC, LLC, a Delaware limited liability company (“Tallgrass KC”), and certain other Acquirors and Sellers parties thereto (each as defined in the Purchase Agreement).

2. Pursuant to the Purchase Agreement and at the Closing, each Seller will sell to each applicable Acquiror, and each applicable Acquiror shall purchase from such applicable Seller, (i) certain Class A shares (“Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (“TGE”), (ii) certain units (“TE Units”) of Tallgrass Equity, LLC, a Delaware limited liability company (“TE”) and related Class B shares (“Class B Shares”) of TGE, and (iii) the general partner interest in TGE through the acquisition of 100% of the equity interests of Tallgrass Energy GP, LLC, a Delaware limited liability company (“TGE GP”) (the “Transaction”).

3. Management Member is a member of Tallgrass KC, and immediately following the Subject Interests Acquisition, Tallgrass KC will distribute [•] TE Units and corresponding Class B Shares (together with any Class A Shares exchangeable therefor, the “Retained Interests”) to Management Member.

4. The Parties desire to enter into this Agreement to memorialize their understanding with respect to the Retained Interests and certain other matters set forth herein.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

TRANSFER RESTRICTIONS

Section 1.1 Transfer Restrictions and Liquidity.

(a) Without the prior written consent of GP Acquiror, except as specifically provided in the final sentence of this Section 1.1(a) or in connection with a Take-Private Transaction in accordance with Section 1.1(b), Management Member and its Affiliates shall not, during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Lockup Period”), directly or indirectly, (i) sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of any of the Retained Interests, including by means of any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, of any of the economic consequences of ownership of any Retained Interests or (ii) directly or indirectly engage in any short sales or other derivative or hedging transactions with respect to the Retained Interests, regardless of whether any transaction described in clauses (i) or (ii) above is to be settled by delivery of Class A Shares, Class B Shares, TE Units or other securities, in cash or otherwise.

Notwithstanding the foregoing, Management Member may, at any time, transfer some or all of the Retained Interests to any of the following persons that, simultaneously with such transfer, executes and delivers to GP Acquiror a joinder to this Agreement reasonably acceptable to GP Acquiror agreeing in writing to be bound by the terms and conditions of this Agreement applicable to Management Member: (i) the spouse of Management Member and any lineal descendants (whether by blood or adoption) of Management Member and (ii) any trust, family partnership or family liability company, the sole beneficiaries, partners or members of which are any of the foregoing. For the avoidance of doubt, the transfer restrictions set forth in this Section 1.1(a) shall expire and have no further force or effect upon the expiration of the Lockup Period.

(b) Notwithstanding Section 1.1(a), if at any time during the Lockup Period (i) GP Acquiror or any of its Affiliates (including other Acquirors), acquires for cash all of the Partnership Interests (as defined in the TGE Partnership Agreement) then outstanding or all of the equity interests in any successor entity to TGE other than the Retained Interests and any Partnership Interests (or other equity interests) held by employees or directors of one of the TGE Entities and (ii) as a result of the transactions in clause (i), no Partnership Interests (or securities of any successor entity of TGE) are listed on a National Securities Exchange (as defined in the TGE Partnership Agreement) (the transactions in clause (i) and (ii), collectively, a “Take-Private Transaction”), or GP Acquiror or any of its Affiliates enter into definitive agreements to effect a Take-Private Transaction (“Take-Private Agreements”), then GP Acquiror shall promptly upon the earlier of the public announcement of such Take-Private Transaction or the public announcement of entry into the Take-Private Agreements deliver a notice to Management Member of the occurrence of such event and the price per Class A Share (or successor equity interests) being paid by GP Acquirors, any other Acquirors or their affiliates to the public holders of the Class A Shares (or successor equity interests) in the Take-Private Transaction (the “LP Unit Price” and, such notice, the “Take-Private Notice”). Within 10 Business Days of receipt of the Take-Private Notice by Management Member (the “Take-Private Election Period”), Management Member may elect (a “Take-Private Election”) by delivery of written notice to GP Acquiror to either (A) sell all, but not less than all, of the Retained Interests to GP Acquiror or its designees at the higher of (i) the LP Unit Price or (ii) $26.25 per Class A Share (or successor equity interests) or per Class B Share, together with the corresponding TE Unit (or respective successor equity interests), with such sale to occur concurrently with, and conditioned upon, the closing of the Take-Private Transaction and the purchase price owed to Management Member with respect thereto to be paid on the closing of the Take-Private Transaction or (B) convert, exchange or contribute for equity interests in an acquisition vehicle or otherwise roll-over all, but not less than all, of the Retained Interests into securities of TE, TGE or their successor entities or holding companies, as applicable, in each case at the higher of (i) the LP Unit Price or (ii) $26.25 per Class A Share (or successor equity interests) or per Class B Share together with the corresponding TE Unit (or respective successor equity interests) and on terms and conditions mutually acceptable to GP Acquiror and Management Member; provided, that, in the event Management Member elects to convert, exchange or otherwise roll-over the Retained Interests under the foregoing clause (B), any resulting securities (the “Roll-Over Interests”) owned by Management Member shall not be subject to GP Acquiror’s, any Acquiror’s or any of their respective Affiliates’ management fees or promote. Each of the Parties agrees to cooperate to enter into, execute and deliver any agreements and documents reasonably necessary to effectuate the foregoing; provided, however, that the obligation of each Party to purchase or sell any Retained Interests shall be conditioned upon the completion of any Take-Private Transaction. In the event Management Member does not make the Take-Private Election during the Take-Private Election Period, Management Member shall be deemed to have elected to sell all of the Retained Interests to GP Acquiror or its designees at the closing of the Take-Private Transaction as contemplated in clause (A) of this paragraph.

(c) In the event that a Take-Private Transaction or entry into Take-Private Agreements has not occurred by the end of the Lockup Period, GP Acquiror or its designated affiliates shall pay to Management Member an amount in cash with respect to the Retained Interests equal to $3.82 per Class A Share (or per Class B Share together with the corresponding TE Unit) , with the payment to take place within 5 Business Days following the expiration of the Lockup Period.

ARTICLE II

VOTING

Section 2.1 Voting. During the Lockup Period, Management Member hereby agrees to vote any and all Retained Interests held by such Management Member in a manner consistent with the recommendation of the board of directors of TGE GP (the “Board”).

ARTICLE III

NON-COMPETITION

Section 3.1 Covenant Not to Compete. Management Member agrees that, beginning on the Closing Date and ending on June 30, 2020, Management Member will not, directly or indirectly, without the express written consent of the Board, except when and as requested to do so in and about the performance of his duties for TGE GP or any of its direct or indirect subsidiaries (collectively, the “Constituent Companies”):

(a) own, manage, operate, control or participate in the ownership, management, operation or control of, or have any interest (financial or otherwise) in, or act as an officer, director, partner, principal, member, manager, shareholder, employee, agent, representative, consultant or independent contractor of, or in any way assist any person or entity in the conduct of, any business located in or doing business in the Restricted Area that is competitive with any business engaged in by a Constituent Company, including, but not limited to, any business in the energy midstream industry, which includes, without limitation the transportation, gathering, processing, treating, compression, fractionation, terminalling, storing and disposal of natural gas, crude oil, water, condensate or other liquid or gaseous hydrocarbons or the products therefrom; provided, however, that notwithstanding the foregoing, Management Member may own passive investments of up to 5% of the outstanding equity securities in any entity that is listed upon a national stock exchange or actively traded in the over-the-counter market so long as Management Member does not have the power, directly or indirectly, to control or direct the management or affairs of any such entity and is not involved in, directly or indirectly: (x) controlling, directing, managing or operating, or (y) participating in the control, direction, management or operation of such entity or its business or affairs; provided, further, that, notwithstanding the foregoing, Management Member may passively invest money with private equity firms or other private entities (or related investment funds or vehicles) that make investments in competing portfolio companies, so long as Management Member does not have the power, directly or indirectly, to control or direct the activities of the private equity firm or other private entities (or related investment funds or vehicles) and is not involved in, directly or indirectly, (x) controlling, directing, managing or operating, or (y) participating in the control, direction, management or operation of the investment in any competing portfolio company or such competing portfolio company’s business or affairs; or

(b) entice or induce any person who has an employee or independent contractor relationship with any Constituent Company to change or end such relationship.

Section 3.2 Restricted Area. As used herein the term “Restricted Area” means the areas listed on Appendix A, and any other area where, as of the Closing or during the period that Management Member serves as an officer of TGE GP or any of its subsidiaries or is employed by a Constituent Company, a Constituent Company is engaged (or has taken overt, significant actions, such as public disclosure or expending material costs, to become engaged) in business.

Section 3.3 Specific Performance. Recognizing that irreparable damage will result to Acquirors and the Constituent Companies in the event of the breach of any of the foregoing covenants and assurances by Management Member contained in Section 3.1, and that Acquirors’ and the Constituent Companies’ remedies at law for any such breach or threatened breach will be inadequate, Acquirors and the Constituent Companies, in addition to such other remedies that may be available to them, will be entitled to an injunction, including a mandatory injunction, to be issued by any court of competent jurisdiction ordering compliance with this Agreement or enjoining and restraining Management Member, and each and every person and entity acting in concert or participation with Management Member, from the continuation of the breach. Neither any Acquiror nor any Constituent Company will be required to obtain a bond in an amount greater than $1,000. The covenants and obligations of Management Member set forth in Section 3.1 are in addition to and not in lieu of or exclusive of any other obligations and duties Management Member has to Acquirors, and the Constituent Companies, whether express or implied in fact or in law.

Section 3.4 Acknowledgements. Management Member agrees and acknowledges that Management Member’s commitments herein are an express incentive, and material inducement, for Acquirors to enter into the Purchase Agreement, and the limitations and restrictions set forth herein, including geographical and temporal restrictions on certain competitive activities, are reasonable in all respects, will not cause Management Member undue hardship, and are necessary to prevent unfair competition and to protect the goodwill, value and substantial legitimate business interests associated with the business purchased by Acquirors pursuant to the Purchase Agreement. Management Member acknowledges that Management Member is, directly or indirectly, a material shareholder of TGE and TE, and materially associated with the goodwill of the Constituent Companies, and Management Member is conveying or causing to be conveyed direct or indirect interests and goodwill in the Constituent Companies through the Purchase Agreement. Management Member further agrees that, as a result of the transactions contemplated by the Purchase Agreement, Management Member shall receive, directly or indirectly, valuable consideration and Management Member will benefit materially from the transactions contemplated by the Purchase Agreement, and his commitments herein are necessary to preserve the value realized and anticipated to be realized by Acquirors pursuant to the Purchase Agreement. Management Member further agrees that the restrictions set forth herein are the result of arm’s-length bargaining and are fair and reasonable in light of (a) Management Member’s level of control over and contact with the Constituent Companies’ business, and association with the Constituent Companies’ goodwill in all jurisdictions in which they conduct business; (b) Management Member’s knowledge of the Constituent Companies’ confidential and proprietary information, which information would inevitably be disclosed if Management Member were to violate any of the provisions of Section 3.1; and (c) the consideration that Management Member is receiving in connection with the transactions contemplated by the Purchase Agreement, and the goodwill and confidential and proprietary information that Management Member is conveying and for which Acquirors are paying.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Termination. This Agreement shall automatically terminate (without any further action of the Parties) and be of no further force or effect upon the termination of the Purchase Agreement in accordance with its terms prior to the Closing.

Section 4.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by email transmission, or mailed by a nationally recognized overnight courier requiring acknowledgement of receipt of delivery or mailed by U.S. registered or certified mail, postage prepaid, to the parties hereto at the following addresses (or at such other address for a party hereto as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):

If to Management Member, to:

[                    ]

[                    ]

[                    ]

Attention: [                    ]

Email: [                        ]

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana St

Suite 3200

Houston, TX 77002

Attention: Mark A. Bodron

Email: mark.bodron@bakerbotts.com

If to GP Acquiror, to:

Blackstone Infrastructure Advisors L.L.C.

345 Park Avenue

New York, NY 10154

Attention: John G. Finley

Email: john.finley@blackstone.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

1001 Fannin St.

Suite 2500

Houston, Texas 77002

Attention: Keith Fullenweider; Alan Beck; Lande Spottswood

Email: kfullenweider@velaw.com; abeck@velaw.com; lspottswood@velaw.com

Section 4.3 Waiver of Compliance. Any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 4.4 Remedies; Specific Performance. Each Party acknowledges and agrees that an award of monetary damages for failure to comply with this Agreement may not be an adequate remedy for the Party attempting to enforce such provisions and the non-breaching Party may have no adequate remedy at law. Accordingly, each Party agrees that the non-breaching Party will have the right, in addition to any other rights and remedies available at law or in equity, to enforce its rights and each other Party’s obligations under this Agreement by an action or actions for specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without the requirement of posting bond or other security. The non-breaching Party shall be entitled to recover its costs and expenses, including attorneys’ fees, incurred in connection with any successful action brought by it to enforce the breaching Party’s obligations to comply with such provision.

Section 4.5 Entire Agreement. This Agreement, together with the Purchase Agreement, constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersede any and all prior or contemporaneous discussions, agreements and understandings, whether written or oral. In the event of a conflict between the terms of this Agreement and the terms of the Purchase Agreement, the terms of this Agreement shall govern and control the rights and obligations of the Parties.

Section 4.6 Confidentiality. This Agreement shall be treated as confidential by all Parties and is entered into solely in connection with the transactions contemplated by the Purchase Agreement. This Agreement may not be used, circulated, quoted, summarized or otherwise referred to in any document by or at the direction of any Party, except with the written consent of the other Parties; provided, however, that any Party may disclose the existence of this Agreement to the extent required by applicable Law or to their respective directors, officers, partners, employees and advisors, or those of their Affiliates, that have a need to know in connection with such Parties’ performance of its obligations, or exercise of its rights, under this Agreement or the Purchase Agreement.

Section 4.7 Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Parties.

Section 4.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable Law in any jurisdiction by any applicable Governmental Authority, (i) such invalidity, illegality, or unenforceability shall not affect the validity, legality, or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality, or enforceability of any provision in any other jurisdiction, (ii) such provision shall be invalid, illegal, or unenforceable only to the extent strictly required by such Governmental Authority, (iii) to the extent any such provision is deemed to be invalid, illegal, or unenforceable, each Party agrees that it shall use its commercially reasonable efforts to cause such Governmental Authority to modify such provision so that such provision shall be valid, legal, and enforceable as originally intended to the greatest extent possible, and (iv) to the extent that the Governmental Authority does not modify such provision, each Party agrees that it shall endeavor in good faith to exercise or modify such provision so that such provision shall be valid, legal, and enforceable as originally intended to the greatest extent possible.

Section 4.9 Third Party Beneficiaries. This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of the Parties and their respective successors and permitted assigns. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person other than the Parties, including any creditor of any Party or any of their Affiliates. No Person other than the Parties shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any Liability (or otherwise) against any other Party.

Section 4.10 Limited Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, the Parties covenant, agree and acknowledge that no person other than the Parties hereto has any liabilities, obligations or commitments of any nature (whether known or unknown, whether due or to become due, absolute, contingent or otherwise) hereunder (in each case subject to the limitations provided herein) or in connection with the transactions contemplated hereby and that, notwithstanding that each Party or its general partner may be a limited partnership, limited liability company or any other entity, no Party has any right of recovery under this Agreement or under any document or instrument delivered in connection herewith, against, or any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Agreement, the transactions contemplated hereby or in respect of any oral representation made or alleged to be made in connection herewith, against, and no personal liability whatsoever shall attach to, be imposed upon or otherwise be incurred by the former, current or future direct or indirect equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the Parties or any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Parties even if a Party would otherwise be included in the foregoing list, the “Non-Recourse Parties”), whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

Section 4.11 Amendments. This Agreement may be amended, modified, or supplemented only by written agreement of each of the Parties.

Section 4.12 Governing Law. This Agreement and all questions relating to the interpretation or enforcement of this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, all questions relating to the interpretation or enforcement of the matters set forth in Article III (Non-Competition) shall be governed by and construed in accordance with the Laws of the State of Kansas without regard to the Laws of the State of Kansas or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Kansas.

Section 4.13 Jurisdiction; Consent to Service of Process; Waiver. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE, OR IN THE EVENT, BUT ONLY IN THE EVENT, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PROCEEDING (AS DEFINED IN THE PURCHASE AGREEMENT), TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE (OR, IN THE EVENT THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH PROCEEDING, TO THE EXCLUSIVE JURISDICTION OF THE SUPERIOR COURT OF THE STATE OF DELAWARE) (COLLECTIVELY, THE “COURTS”), FOR THE PURPOSES OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY PROCEEDING RELATING HERETO EXCEPT IN SUCH COURTS AS PROVIDED HEREIN). EACH OF THE PARTIES FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT HAND DELIVERED OR SENT IN ACCORDANCE WITH SECTION 4.2 TO SUCH PARTY’S ADDRESS SET FORTH IN SECTION 4.2 WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY PROCEEDING IN DELAWARE WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION AS SET FORTH IN THE IMMEDIATELY PRECEDING SENTENCE. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN THE COURTS, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH PROCEEDING BROUGHT IN ANY SUCH COURT HAS

BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTWITHSTANDING THE FOREGOING, EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY PROCEEDING PROPERLY BROUGHT IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT IN ANY JURISDICTION OR IN ANY OTHER MANNER PROVIDED AT LAW OR IN EQUITY.

Section 4.14 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING DIRECTLY OR INDIRECTLY OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS HEREIN.

Section 4.15 Counterparts. This Agreement may be executed by facsimile or other electronic transmission (including scanned documents delivered by email) by any Party and such execution shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the Effective Date.

PRAIRIE GP ACQUIROR LLC

By:
Name:
Title:

[ ]

Signature Page to Side Letter

APPENDIX A

The following parishes in the State of Louisiana:

Acadia

Allen

Ascension

Assumption

Avoyelles

Beauregard

Bienville

Bossier

Caddo

Calcasieu

Caldwell

Cameron

Catahoula

Claiborne

Concordia

De Soto

East Baton Rouge

East Carroll

East Feliciana

Evangeline

Franklin

Grant

Iberia

Iberville

Jackson

Jefferson Davis

Jefferson

Lafayette

Lafourche

LaSalle

Lincoln

Livingston

Madison

Morehouse

Natchitoches

Orleans

Ouachita

Plaquemines

Pointe Coupee

Rapides

Red River

Richland

Sabine

St. Bernard

St. Charles

St. Helena

St. James

St. John The Baptist

St. Landry

St. Martin

St. Mary

St. Tammany

Tangipahoa

Tensas

Terrebonne

Union

Vermilion

Vernon

Washington

Webster

West Baton Rouge

West Carroll

West Feliciana

Winn

The following counties in the State of North Dakota:

Dunn

McKenzie

Williams

The following counties in the State of Oklahoma:

Creek

Lincoln

Logan

Noble

Pawnee

Payne